SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
___________________

AMENDMENT NO. 4 TO
SCHEDULE 13E-3
(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Red Trail Energy, LLC
(Name of Issuer)

Red Trail Energy, LLC
(Name of Person(s) Filing Statement)

LLC Membership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Valerie D. Bandstra
Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa  50309
(515) 242-2400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

a.
☒  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.
☐  The filing of a registration statement under the Securities Act of 1933.
c.
☐  A tender offer.
d.
☐  None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies.      ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:      ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,283,645	$733.22

*
For purposes of calculating the fee only, this amount is based on 11,1787,875 units (the number of common equity units of the Issuer to be converted into Class B or Class C Units in the proposed Reclassification) multiplied by $0.92, the book value per unit of common equity computed as of March 31, 2010.

**	Determined by multiplying $10,283,645 by ..0000713.

☒
Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $733.22	Filing Party: Red Trail Energy, LLC

Form or Registration No.: Schedule 13e-3	Date Filed: July 18, 2010

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Red Trail Energy, LLC, a North Dakota limited liability company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 13E-3 thereunder.  This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the result of the Rule 13e-3 transaction subject to this Schedule 13E-3 Transaction Statement.

At the special meeting of members held on October 28, 2010, the proposals for certain amendments to our Amended and Restated Operating Agreement that were included in our proposed Second Amended and Restated Operating Agreement and certain amendments to our Amended and Restated Member Control Agreement that were included in our proposed Second Amended and Restated Member Control Agreement were not approved.  The proposals required an affirmative vote from members holding member units representing the required 66.67% of the membership voting interests of the Company.  The proposals did not receive sufficient affirmation to become effective.  As such the reclassification of our units was not approved, and the Company will continue its reporting obligations with the Securities and Exchange Commission.  We continue to operate under the terms of our Amended and Restated Operating Agreement and Amended and Restated Member Control Agreement.

Pursuant to the General Instructions F and G to Schedule 13E-3, the definitive proxy statement of the Company filed on October 1, 2010 including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RED TRAIL ENERGY, LLC

Date: November 1, 2010	/s/ Gerald Bachmeier
Gerald Bachmeier
Chief Executive Officer